November 12, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-0305

Ladies and Gentlemen:

     On behalf of American States Water Company (the “Company”), I hereby request that Registration Statement on Form S-3 (Registration No. 333-155086) (the “Registration Statement”) be withdrawn.

     We are requesting the withdrawal of the Registration Statement because the filing was inadvertently made under Form S-3, instead of Form S-3D.

     The Company confirms that: (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

     Thank you for your assistance. Please contact me at (909) 394-3600 with any questions.

Sincerely,

/s/ Eva G. Tang

Eva G. Tang
Senior Vice President – Finance,
Chief Financial Officer, Corporate Secretary
and Treasurer